Filed Pursuant to Rule 433

Registration Statement No. 333-286478

AVERY DENNISON CORPORATION

€500,000,000 4.000% SENIOR NOTES DUE 2035

PRICING TERM SHEET

September 8, 2025

This pricing term sheet should be read together with the Preliminary Prospectus Supplement dated September 8, 2025 (the “Preliminary Prospectus Supplement”) to the Prospectus dated April 11, 2025.

Issuer:	Avery Dennison Corporation

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

Title of Securities:	4.000% Senior Notes due 2035

Legal Format:	SEC-registered

Trade Date:	September 8, 2025

Settlement Date**:	September 11, 2025 (T+3)

Principal Amount:	€500,000,000

Maturity Date:	September 11, 2035

Coupon (Interest Rate):	4.000%

Issue Price (Price to Public):	99.394% of principal amount

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	DBR 2.600% Notes due August 15, 2035

Spread to Benchmark Security:	+143.1 bps

Benchmark Security Price and Yield:	99-615 / 2.644%

Yield to Maturity:	4.075%

Mid-Swap Yield:	2.605%

Spread to Mid-Swap:	+147 bps

Optional Redemption:

Prior to June 11, 2035 (the date falling three months prior to the maturity date of the notes) (the “Par Call Date”), the notes will be redeemable in whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the greater of:

(a) 100% of the principal amount of the notes to be redeemed and

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes that would have been payable in respect of the notes calculated as if the maturity date of the notes was the Par Call Date (as defined below), not including any portion of any payments of interest accrued to the redemption date, discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement), plus 25 basis points, plus, in the case of each of (a) and (b), accrued and unpaid interest thereon to, but not including, the date of redemption.

On or after the Par Call Date, the redemption price for the notes will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, the Issuer may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

Interest Payment Dates:	Annually on each September 11, commencing September 11, 2026

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	Citigroup Global Markets Limited Merrill Lynch International Mizuho International plc Goldman Sachs & Co. LLC J.P. Morgan Securities plc PNC Capital Markets LLC Standard Chartered Bank

Co-Managers:	Academy Securities, Inc. Bank of China HSBC Continental Europe ING Bank N.V. Belgian Branch SMBC Bank International plc

Common Code/ISIN/CUSIP:	317701462 / XS3177014621 / 053611 AR0

Paying Agent:	The Bank of New York Mellon, London Branch

Listing:	Avery Dennison Corporation intends to apply to list the 4.000% Senior Notes due 2035 on the Nasdaq Global Market.

Form:	Clearstream / Euroclear, Book-Entry

Governing Law:	State of New York

The offer and sale of the notes to which this pricing term sheet relates have been registered by Avery Dennison Corporation by means of a registration statement on Form S-3 (SEC File No. 333-286478).

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**

It is expected that delivery of the notes will be made against payment therefor on or about September 11, 2025, which will be the third business day following the date of pricing of the notes (such settlement cycle being herein referred to as T+3). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day immediately before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the business day immediately before settlement should consult their own advisors.

The issuer has filed a registration statement (including a Prospectus) on Form S-3 (SEC File No. 333-286478) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus Supplement and the accompanying Prospectus from Citigroup Global Markets Limited at +1-800-831-9146, Merrill Lynch International at +1-800-294-1322 and Mizuho International plc at +44-207-248-3920.

UK MiFIR professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EEA or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.

The notes will be represented by beneficial interests in a fully registered permanent global note without interest coupons attached, which will be registered in the name of, and shall be deposited on or about September 11, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank, SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, S.A. (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.